                             MARTIN CURRIE BUSINESS TRUST
                             GLOBAL EMERGING MARKETS FUND








                                    ANNUAL REPORT

                                    APRIL 30, 1997

                                               MCBT GLOBAL EMERGING MARKETS FUND

--------------------------------------------------------------------------------
                                                       PROFILE AT APRIL 30, 1997

OBJECTIVE          Long-term capital appreciation through active management of a diversified portfolio of equities in countries with emerging markets and developing economies.

LAUNCH DATE        February 14, 1997

FUND SIZE          $50.1m

PERFORMANCE        Total return from February 14, 1997 through April 30, 1997

                   -    MCBT - Global Emerging Markets Fund (excluding all
                        transaction fees)                                  +0.2%
                   -    MCBT - Global Emerging Markets Fund (including all
                        transaction fees)                                  -1.8%

                   The graph below represents the total return of the portfolio including all transaction fees versus the Morgan Stanley Capital International Emerging Markets Free Index from March 1, 1997 through April 30, 1997.

                   -    MCBT - Global Emerging Markets Fund (excluding all
                        transaction fees)                                  +0.5%
                   -    MCBT - Global Emerging Markets Fund (including all
                        transaction fees)                                  -1.5%
                   -    Morgan Stanley Capital International - Emerging Markets
                        Free Index                                         -2.5%

                                            [GRAPH]



a) Performance for the benchmark is not available from February 14, 1997 (commencement of investment operations). For that reason, performance is shown from March 1, 1997.

Performance shown is net of all fees after reimbursement from the Manager. Returns and net asset values of fund investments will fluctuate, so that an investor's shares, when redeemed, may be worth more or less than their original cost. The total returns would have been lower had certain expenses not been waived during the period shown. Each performance figure including all transaction fees assumes purchase at the beginning and redemption at the end of the stated period and is calculated using an offering price which reflects a transaction fee of 100 basis points on purchase and 100 basis points on redemption. Transaction fees are paid to the Fund to cover trading costs. Past performance is not indicative of future performance.

                                               MCBT GLOBAL EMERGING MARKETS FUND

--------------------------------------------------------------------------------
                                                       PROFILE AT APRIL 30, 1997

PORTFOLIO          The Fund was launched on February 14, 1997.
COMMENTS
                   Initially, we favoured Latin America. Here we expected interest rate reductions and falling inflation. Both are good for stockmarkets. Latin American stocks are not expensive as investors have been nervous since the Mexican currency devaluation in late 1994. Politics are very important to domestic and international investors alike.
                   Looming elections in Mexico and Argentina and a privatisation programme in Brazil will keep politics uppermost in investors' minds. We do, therefore, expect some turbulence in these markets.

                   We are positive on the outlook for the EMEA markets (Europe, Middle East and Africa). We have already seen handsome returns from our stocks in Zimbabwe. We are excited by the pace of economic reform in selected African markets. We expect international investors to reassess the potential for this area and anticipate that investors will buy stocks. Middle Eastern markets should make further progress despite the stalling of the peace process.

                   We have been less keen on the Asian markets, except for China and India. Reforms in India and the freeing up of the Chinese economy and stockmarket provide us with good opportunities. Elsewhere, markets are suffering due to high interest rates and deteriorating current account balances. We are not tempted yet.

                   OUTLOOK

                   We expect emerging markets as a whole to benefit from international buying. We intend to reduce our exposure to Latin America and build positions in the EMEA region. We have very few holdings in South Africa at the moment, but will invest in smaller and medium-sized companies where opportunities arise. We expect this to give us exposure to the recovering economy and the expansion of South African companies into sub-Saharan Africa. Although markets may be quiet over the summer period, we expect good progress in the final quarter of 1997.


INVESTMENT         All members of the investment team report directly to Joe
MANAGER PROFILE    Scott Plummer (Chief Investment Officer) who has 27 years of investment experience. All funds are managed on a team basis with a named director heading each team.

                   James Fairweather, Deputy Chief Investment Officer, oversees the management of the MCBT Global Emerging Markets Fund.
                   The Fund is managed by Tristan Clube.

                   Tristan who graduated from Christ Church, Oxford with a degree in Earth Sciences, gained a PhD in Geophysics from Edinburgh University in 1985 and was awarded a Royal Society Fellowship to pursue scientific interests at a research institute in France. Tristan joined Martin Currie's Far East team in 1987, was appointed Director of Martin Currie Investment Management Ltd. in 1991, and became head of the Pacific Basin team in 1993. He was appointed head of the Emerging Markets team in 1995.

                                               MCBT GLOBAL EMERGING MARKETS FUND

--------------------------------------------------------------------------------
                                                       PROFILE AT APRIL 30, 1997

ASSET ALLOCATION
(% of net assets)

17 %     EUROPE
 8 %     AFRICA
42 %     LATIN AMERICA
 7 %     MIDDLE EAST
 5 %     OTHER AREAS
19 %     PACIFIC BASIN
 2 %     OTHER NET ASSETS


LARGEST HOLDINGS
BY REGION/COUNTRY                                                                        % OF NET ASSETS

                   LATIN AMERICA

                   Telebras, ADR                                (Brazil)                     5.7
                   Petrobras Petroleo Brasil                    (Brazil)                     4.7
                   Compania de Telefonos de Chile, ADR          (Chile)                      3.9

                   OTHER AREAS

                   Taiwan Opportunities Fund                    (Investment Companies)       4.8
                   Indian Opportunities Fund                    (Investment Companies)       2.6
                   East Europe Development Fund                 (Investment Companies)       2.1

                   PACIFIC BASIN

                   Commerce Asset Holdings                      (Malaysia)                   1.3

                   MIDDLE EAST

                   Commercial International Bank, GDR           (Egypt)                      1.1

                   AFRICA

                   Sasol                                        (South Africa)               1.1



                                               MCBT GLOBAL EMERGING MARKETS FUND

--------------------------------------------------------------------------------
                                                         SCHEDULE OF INVESTMENTS
                                                                  APRIL 30, 1997

                                                              SHARES       VALUE
                                                            ----------   ----------
COMMON AND PREFERRED STOCKS AND RIGHTS - 98.4%
AFRICA - 8.1%
   SOUTH AFRICA - 6.4%
    ANGLO AMERICAN CORPORATION                                  6,400    $   408,771
    BARLOW LIMITED                                             44,000        484,876
    ELLERINE HOLDINGS LIMITED                                  20,000        125,942
    GENCOR LIMITED                                            114,000        479,433
    NAMPAK LIMITED                                            114,000        489,689
    NEW CLICKS HOLDINGS                                       290,000        332,621
    Q DATA SYSTEMS                                            145,000        302,620
    SASOL                                                      44,000        564,039
                                                                         -----------
    TOTAL SOUTH AFRICA - (COST $3,142,752)                                 3,187,991
                                                                         -----------

   ZIMBABWE - 1.7%
    MEIKLES AFRICA LIMITED                                    135,000        314,550
    NMBZ HOLDINGS *                                            60,000        171,000
    TRANS ZAMBEZI INDUSTRIES                                  375,000        375,000
                                                                         -----------
    TOTAL ZIMBABWE - (COST $705,979)                                         860,550
                                                                         -----------


TOTAL AFRICA - (COST  $3,848,731)                                          4,048,541
                                                                         -----------

EUROPE - 5.1%
   GREECE - 2.7%
    ALPHA CREDIT BANK, RIGHTS, 5/09/97 *                        8,200        582,584
    ERGO BANK                                                  11,430        753,275
                                                                         -----------
    TOTAL GREECE - (COST $1,140,206)                                       1,335,859
                                                                         -----------

   HUNGARY - 2.4%
    BORSODCHEM RT., GDR                                        11,500        419,750
    GEDEON RICHTER, GDR                                         5,700        427,500
    GRABOPLAST TEXTILE                                          8,300        380,507
                                                                         -----------
    TOTAL HUNGARY - (COST $1,240,621)                                      1,227,757
                                                                         -----------
TOTAL EUROPE - (COST  $2,380,827)                                          2,563,616
                                                                         -----------
LATIN AMERICA - 42.0%
   ARGENTINA - 2.5%
    TELEFONICA DE ARGENTINA, ADR                               38,000      1,263,500
                                                                         -----------
    TOTAL ARGENTINA - (COST $1,201,996)                                    1,263,500
                                                                         -----------

   BRAZIL - 22.9%
    CEMIG, ADR                                                 27,000      1,215,000
    ELECTROBRAS, ADR                                           55,000      1,230,625
    LIGHT SERVICOS DE ELETRICIDADE                          3,100,000      1,288,387
    PETROBRAS PETROLEO BRASIL                              11,200,000      2,353,738
    TELEBRAS, ADR                                              25,000      2,868,750
    TELEC DO RIO JANEIRO                                    7,800,000      1,298,166
    TELECOMUNICACOES DE SAO PAULO                           4,200,000      1,192,666
                                                                         -----------
    TOTAL BRAZIL - (COST $10,827,437)                                     11,447,332
                                                                        ------------


See notes to financial statements

                                               MCBT GLOBAL EMERGING MARKETS FUND

--------------------------------------------------------------------------------
                                                         SCHEDULE OF INVESTMENTS
                                                                  APRIL 30, 1997


                                                              SHARES         VALUE
                                                           ----------     ----------
LATIN AMERICA - Continued
   CHILE - 5.1%
    COMPANIA DE TELEFONOS DE CHILE, ADR                        60,000    $ 1,942,500
    PROVIDA, ADR                                               35,000        630,000
                                                                         -----------
    TOTAL CHILE - (COST $2,568,685)                                        2,572,500
                                                                         -----------
   MEXICO - 9.0%
    CIFRA SA DE CV, CL A                                       57,485         86,808
    CIFRA SA DE CV, CL B                                      470,000        721,576
    CORPORACION GEO, SERIES B *                               140,000        651,859
    EMPRESAS ICA SOCIEDAD, ADR                                 45,000        669,375
    TELEFONOS DE MEXICO, ADR                                   30,000      1,237,500
    TUBOS DE ACERO DE MEXICO, ADR *                            70,000      1,146,250
                                                                         -----------
    TOTAL MEXICO - (COST $4,582,061)                                       4,513,368
                                                                         -----------
   PERU - 1.6%
    TELEFONICA DEL PERU, ADR, CL B                             33,000        792,000
                                                                         -----------

    TOTAL PERU - (COST $751,556)                                             792,000
                                                                         -----------
   VENEZUELA - 0.9%
    COMPANIA ANONIMA NACIONAL TELEFONOS, ADR, CL D *           15,000        450,000
                                                                         -----------
    TOTAL VENEZUELA - (COST $469,220)                                        450,000
                                                                         -----------
TOTAL LATIN AMERICA - (COST  $20,400,955)                                 21,038,700
                                                                         -----------
MIDDLE EAST - 6.9%
   EGYPT - 3.0%
    AL-AHRAM BEVERAGES, GDR *                                  27,000        510,300
    COMMERCIAL INTERNATIONAL BANK, GDR *                       25,000        562,500
    SUEZ CEMENT, GDR *                                         22,000        409,200
                                                                         -----------
    TOTAL EGYPT - (COST $1,510,050)                                        1,482,000
                                                                         -----------
   ISRAEL - 2.1%
    ECI TELECOMMUNICATIONS                                     23,000        503,125
    TADIRAN TELECOMMUNICATIONS                                 27,000        526,500
                                                                         -----------
    TOTAL ISRAEL - (COST $1,060,895)                                       1,029,625
                                                                         -----------
    TURKEY - 1.8%
    AKCANSA CIMENTO A.S.                                    3,500,000        458,216
    YAPI KREDI BANKASI                                     11,000,000        462,458
                                                                         -----------
    TOTAL TURKEY - (COST $989,435)                                           920,674
                                                                         -----------
TOTAL MIDDLE EAST - (COST  $3,560,380)
                                                                           3,432,299
                                                                         -----------
PACIFIC BASIN - 19.0%
   CHINA - 4.5%
    GUANGDONG KELON ELECTRICAL                                650,000        629,316
    GUANGSHEN RAILWAY                                       1,100,000        525,399
        QINGLING MOTORS                                       900,000        493,771

See notes to financial statements

                                               MCBT GLOBAL EMERGING MARKETS FUND

--------------------------------------------------------------------------------
                                                         SCHEDULE OF INVESTMENTS
                                                                  APRIL 30, 1997








                                                            SHARES          VALUE
                                                          -----------    -----------
PACIFIC BASIN - Continued
   CHINA - Continued
    TINGYI                                                  2,400,000    $   585,555
    TOTAL CHINA - (COST $2,041,817)                                        2,234,041
                                                                         -----------

   HONG KONG - 2.3%
    CHINA OVERSEAS LAND & INVESTMENT                        1,000,000        564,771
    CITIC PACIFIC                                             105,000        567,934
                                                                         -----------

    TOTAL HONG KONG - (COST $1,028,234)                                    1,132,705
                                                                         -----------
   INDONESIA - 3.3%
    CITRAMARGA NUSAPHALA PERSADA                              530,000        463,477
    HANJAYA MANDALA SAMPOERNA                                  85,000        341,924
    LIPPO BANK *                                              430,000        411,420
    TELEKOMUNIKASI INDONESIA, SERIES B                        300,000        435,185
                                                                        ------------
    TOTAL INDONESIA - (COST $2,010,064)                                    1,652,006
                                                                        ------------
   MALAYSIA - 6.3%
    AMMB HOLDINGS                                              75,000        498,845
    COMMERCE ASSET HOLDINGS                                   110,000        657,161
    DIVERSIFIED RESOURCES                                     180,000        430,142
    MALAYSIAN ASSURANCE ALLIANCE                              110,000        591,445
    MULTIPURPOSE HOLDINGS                                     300,000        489,884
    UNITED ENGINEERS                                           72,000        510,435
                                                                         -----------
    TOTAL MALAYSIA - (COST $4,303,487)                                     3,177,912
                                                                         -----------

   PHILIPPINES - 2.6%
    BELLE CORPORATION *                                     1,600,000        382,253
    EQUITABLE BANKING CORPORATION *                           150,000        585,893
    FILINVEST LAND                                          1,500,000        352,673
                                                                         -----------
    TOTAL PHILIPPINES - (COST $1,684,073)                                  1,320,819
                                                                         -----------

TOTAL PACIFIC BASIN - (COST  $11,067,675)
                                                                           9,517,483
                                                                         -----------

OTHER AREAS - 17.3%
   INDIA - 6.4%
    GREAT EASTERN SHIPPING, GDR                                80,000        442,400
    LARSEN & TOUBRO, GDR                                       36,000        513,000
    MAHINDRA & MAHINDRA, GDR                                   50,000        622,000
    STATE BANK OF INDIA, GDR *                                 29,000        700,930
    TATA ELECTRIC COMPANIES, GDR                                1,500        495,000
    VIDESH SANCHAR NIGAM LIMITED, GDR (C) *                    23,000        450,800
                                                                         -----------
    TOTAL INDIA - (COST $3,148,255)                                        3,224,130
                                                                         -----------
   RUSSIA - 0.8%
    GAZPROM, ADR *                                              9,600        148,992
    LUKOIL HOLDING, ADR                                         4,700        266,137
                                                                         -----------
    TOTAL RUSSIA - (COST $494,025)                                           415,129
                                                                         -----------

See notes to financial statements

                                               MCBT GLOBAL EMERGING MARKETS FUND

--------------------------------------------------------------------------------
                                                         SCHEDULE OF INVESTMENTS
                                                                  APRIL 30, 1997






                                                              SHARES       VALUE
                                                           ------------  ----------
OTHER AREAS - CONTINUED
   INVESTMENT COMPANIES - 10.1%
    EAST EUROPE DEVELOPMENT FUND *                             25,000    $ 1,034,500
    INDIAN OPPORTUNITIES FUND (a) *                           140,000      1,301,300
    NEAR EAST OPPORTUNITIES FUND (b) *                         25,000        343,250
    TAIWAN OPPORTUNITIES FUND (b) *                           150,000      2,389,500
                                                                         -----------
    TOTAL INVESTMENT COMPANIES - (COST $4,593,000)                         5,068,550
                                                                         -----------

TOTAL OTHER AREAS - (COST  $8,235,280)                                     8,707,809
                                                                         -----------

TOTAL COMMON AND PREFERRED STOCKS AND RIGHTS-(COST  $49,493,848)+         49,308,448
                                                                         -----------


                                                            PRINCIPAL
                                                            AMOUNT
                                                           ----------
SHORT TERM INVESTMENT - 1.1%
    STATE STREET BANK AND TRUST REPURCHASE AGREEMENT,
     5.15%, 5/01/1997 (d)                                    $555,000        555,000
                                                                         -----------

TOTAL SHORT TERM INVESTMENT - (COST  $555,000)                               555,000
                                                                         -----------

TOTAL INVESTMENTS - (COST  $50,048,848) - 99.5%                           49,863,448
CASH, RECEIVABLES AND OTHER ASSETS, LESS LIABILITIES - 0.5%                  232,408
                                                                         -----------

NET ASSETS - 100.0%                                                      $50,095,856
                                                                         -----------
                                                                         -----------



*   Non-income producing security.
(a) The Indian Opportunities Fund is managed by Martin Currie Bermuda Ltd., an affiliate of Martin Currie Inc.
(b) Martin Currie Investment Management Ltd., which is affiliated to Martin Currie Inc., provides investment management services to the Near East Opportunities and Taiwan Opportunities Funds.
(c) Security exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At the period end, the value of these securities amounted to $450,800 or 0.9% of net assets.
(d) The repurchase agreement, dated 4/30/97, $555,000 par, due 5/01/97, is collateralized by United States Treasury Notes, 5.125%, due 2/28/98, with a market value of $570,834.

+ Percentages of long term investments are presented in the portfolio by country. Percentages of long term investments by industry are as follows:
    Automobiles 3.1%, Banks 9.7%, Chemicals 0.8%, Commercial Services 0.9%, Computers 0.6%, Conglomerates 1.1%, Construction & Building Materials 4.0%, Construction & Mining Equipment 1.3%, Containers & Glass 1.0%, Diversified 0.7%, Drugs & Health Care 0.9%, Electric Utilities 8.4%, Engineering 1.0%, Financial Services 4.1%, Food & Beverages 2.2%, Gas Exploration 0.8%, Hotels & Restaurants 0.6%, Household Appliances & Home Furnishings 1.3%, Industrial Machinery 1.0%, Insurance 1.2%, Investment Companies 10.1%, Manufacturing 3.1%, Mining 1.0%, Oil & Gas 6.6%, Real Estate 1.8%, Retail Trade 2.5%, Telecommunication 10.7%, Telecommunications Equipment 2.1%, Telecommunications Services 7.3%, Telephone 5.9%, Tobacco 0.7%, Transportation 1.9%.

ADR American Depositary Receipts.
GDR Global Depositary Receipts.
GDS Global Depositary Shares.
See notes to financial statements.

                                               MCBT GLOBAL EMERGING MARKETS FUND

--------------------------------------------------------------------------------
                                             STATEMENT OF ASSETS AND LIABILITIES
                                                                  APRIL 30, 1997



ASSETS
    Investments in securities, at value (cost $49,493,848) (Note B)          $ 49,308,448
    Investments in repurchase agreements, at value (Note B)                       555,000
                                                                             -------------
       Total Investments                                                       49,863,448
    Cash                                                                            1,603
    Foreign currency, at value (cost $29,367) (Note B)                             29,347
    Dividend and interest receivable                                              293,140
    Prepaid insurance expense                                                       4,929
    Deferred organization expenses (Note B)                                        12,183
                                                                             -------------
    TOTAL ASSETS                                                               50,204,650
                                                                             -------------
LIABILITIES
    Management fee payable (Note C)                                                77,760
    Administration fee payable (Note C)                                             3,381
    Trustees fees payable (Note C)                                                    448
    Accrued expenses and other liabilities                                         27,205
                                                                             -------------
       TOTAL LIABILITIES                                                          108,794
                                                                             -------------
TOTAL NET ASSETS                                                              $50,095,856
                                                                             -------------
                                                                             -------------
COMPOSITION OF NET ASSETS:
    Paid-in-capital                                                           $50,000,000
    Undistributed net investment income                                           275,775
    Accumulated net realized gain on investment and foreign
       currency transactions                                                        5,684
    Net unrealized depreciation on investment and foreign
        currency transactions                                                    (185,603)
                                                                             -------------
TOTAL NET ASSETS                                                              $50,095,856
                                                                             -------------
                                                                             -------------
NET ASSET VALUE PER SHARE                                                    $      10.02
                                                                             -------------
                                                                             -------------

($50,095,856 / 5,000,000 shares of beneficial interest outstanding)



See notes to financial statements.

                                               MCBT GLOBAL EMERGING MARKETS FUND

--------------------------------------------------------------------------------
                                                         STATEMENT OF OPERATIONS
                        FOR THE PERIOD FEBRUARY 14, 1997* THROUGH APRIL 30, 1997




INVESTMENT INCOME
     Interest income                                                           $    96,021
     Dividend income                                                               357,231
     Foreign taxes withheld                                                        (23,102)
                                                                               -----------

        TOTAL INVESTMENT INCOME                                                    430,150
                                                                               -----------
EXPENSES
     Management fee (Note C)                                                        77,760
     Custodian fee                                                                  32,000
     Administration fee (Note C)                                                     8,372
     Audit fee                                                                      12,700
     Legal fees                                                                      1,500
     Transfer agent fee                                                              1,374
     Trustees fees (Note C)                                                            448
     Amortization of deferred organization expenses                                    555
     Miscellaneous expenses                                                          3,072
                                                                               -----------
        TOTAL EXPENSES                                                             137,781
                                                                               -----------
NET INVESTMENT INCOME
                                                                                   292,369
                                                                               -----------
REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS AND FOREIGN CURRENCY
     Net realized gain on investments                                                5,684
     Net realized loss on foreign currency transactions                            (16,594)
     Net unrealized depreciation on:
        Investments                                                               (185,400)
        Foreign currency transactions                                                 (203)
                                                                               -----------
NET LOSS ON INVESTMENTS AND FOREIGN CURRENCY TRANSACTIONS
                                                                                  (196,513)
                                                                               -----------
NET INCREASE IN NET ASSETS FROM OPERATIONS                                     $    95,856
                                                                               -----------
                                                                               -----------


*   Commencement of investment operations.

See notes to financial statements.

                                               MCBT GLOBAL EMERGING MARKETS FUND

--------------------------------------------------------------------------------
                                              STATEMENT OF CHANGES IN NET ASSETS
                        FOR THE PERIOD FEBRUARY 14, 1997* THROUGH APRIL 30, 1997




NET ASSETS at beginning of period                                           $           0
INCREASE IN NET ASSETS FROM OPERATIONS:
    Net investment income                                                         292,369
    Net realized gain on investment transactions                                    5,684
    Net realized loss on foreign currency transactions                            (16,594)
    Net unrealized depreciation on:
       Investments                                                               (185,400)
       Foreign currency transactions                                                 (203)
                                                                              -----------
    Net increase in net assets from operations                                     95,856
                                                                              -----------
CAPITAL SHARE TRANSACTIONS:
    Net proceeds from sales of shares                                          50,000,000
                                                                              -----------
    Total increase in net assets from capital share transactions               50,000,000
                                                                              -----------
NET INCREASE IN NET ASSETS                                                     50,095,856
                                                                              -----------

NET ASSETS at end of period (includes undistributed net investment            $50,095,856
   income of $275,775)                                                        -----------
                                                                              -----------

OTHER INFORMATION:
CAPITAL SHARE TRANSACTIONS:
    Shares sold                                                                 5,000,000
                                                                              -----------
    Net share transactions                                                      5,000,000
                                                                              -----------
                                                                              -----------

*   Commencement of investment operations.

See notes to financial statements.

                                               MCBT GLOBAL EMERGING MARKETS FUND

--------------------------------------------------------------------------------
                                                            FINANCIAL HIGHLIGHTS
                                          FOR A SHARE OUTSTANDING FOR THE PERIOD
                                       FEBRUARY 14, 1997* THROUGH APRIL 30, 1997


PER SHARE OPERATING PERFORMANCE
Net asset value, beginning of period                                         $     10.000

Net investment income                                                               0.055
Net realized and unrealized loss on investment
    and foreign currency transactions                                              (0.035)
                                                                              -----------
Total from investment operations                                                    0.020
                                                                              -----------

Net asset value, end of period                                               $     10.020
                                                                              -----------
                                                                              -----------

TOTAL INVESTMENT RETURN (1) (2)                                                     0.20%
                                                                              -----------
                                                                              -----------
RATIOS AND SUPPLEMENTAL DATA
Net assets, end of period                                                    $50,095,856
Operating expenses, net, to average net assets (Note C)                             1.33%  (3)
Operating expenses, gross, to average net assets (Note C)                           1.33%  (3)
Net investment income to average net assets                                         2.83%  (3)
Portfolio turnover rate                                                                0%
Average commission rate per share (4)                                        $     0.002


-------------------------------------------------------------------------------
*   Commencement of investment operations.
(1) Total return at net asset value assuming all distributions reinvested and no purchase premiums or redemption fees.
    Total return would have been lower had certain expenses not been waived.
(2) Periods less than one year are not annualized.
(3) Annualized.
(4) The average commission rate paid is applicable for Funds that invest greater than 10% of average net assets in equity transactions on which commissions are charged.

See notes to financial statements.

                                               MCBT GLOBAL EMERGING MARKETS FUND

--------------------------------------------------------------------------------
                                                  NOTES TO FINANCIAL STATEMENTS

NOTE A - ORGANIZATION
Martin Currie Business Trust ("MCBT") (the "Trust") is registered under the Investment Company Act of 1940, as amended (the 1940 Act), as an open-end management investment company organized as a Massachusetts business trust on May 20, 1994. The Trust offers six funds which have differing investment objectives and policies: Global Growth Fund, Opportunistic EAFE Fund, Global Emerging Markets Fund, Japan Small Companies Fund, Emerging Americas Fund and Emerging Asia Fund, (the "Funds"). The MCBT Global Emerging Markets Fund (the "Fund") commenced investment operations on February 14, 1997. The Fund's Declaration of Trust permits the Board of Trustees to issue an unlimited number of full and fractional shares of beneficial interest, without par value.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES
The following is a summary of significant accounting policies followed by the Fund in the preparation of its financial statements.

VALUATION OF INVESTMENTS - The Fund's portfolio securities traded on a securities exchange are valued at the last quoted sale price, or, if no sale occurs, at the mean of the most recent quoted bid and asked prices. Unlisted securities for which market quotations are readily available are valued at the mean of the most recent quoted bid and asked prices. Prices for securities which are primarily traded in foreign markets are furnished by quotation services expressed in the local currency's value and are translated into U.S. dollars at the current rate of exchange. Short-term securities and debt securities with a remaining maturity of 60 days or less are valued at their amortized cost. Options and futures contracts are valued at the last sale price on the market where such options or futures contract is principally traded. Options traded over-the-counter are valued based upon prices provided by market makers in such securities or dealers in such currencies. Securities for which current market quotations are unavailable or for which quotations are not deemed by the investment adviser to be representative of market values are valued at fair value as determined in good faith by the Trustees of the Fund, or by persons acting pursuant to procedures established by the Trustees.

REPURCHASE AGREEMENTS - In connection with transactions in repurchase agreements, the Fund's custodian takes possession of the underlying collateral securities, the value or market price of which is at least equal to the principal amount, including interest, of the repurchase transaction. To the extent that any repurchase transaction exceeds one business day, the value of the collateral is marked-to-market on a daily basis to ensure the adequacy of the collateral. In the event of default of the obligation to repurchase, the Fund has the right to liquidate the collateral and apply the proceeds in satisfaction of the obligation. Under certain circumstances, in the event of default or bankruptcy by the other party to the agreement, realization and/or retention of the collateral or proceeds may be subject to legal proceedings.

INVESTMENT TRANSACTIONS - Investment security transactions are recorded on the date of purchase or sale. Realized gains and losses from security transactions are determined on the basis of identified cost.

INVESTMENT INCOME - Dividend income is recorded on the ex-dividend date. Interest income is accrued as earned. Investment income is recorded net of foreign taxes withheld where recovery of such taxes is uncertain.

FOREIGN CURRENCY TRANSLATIONS - The records of the Fund are maintained in U.S. dollars. Foreign currency amounts are translated into U.S. dollars at a current rate of exchange of such currency to determine the value of investments, other assets and liabilities on the date of any determination of net asset value of the Fund. Purchases and sales of securities and income and expenses are converted at the prevailing rate of exchange on the respective dates of such transactions.

The Fund may realize currency gains or losses between the trade and settlement dates on security transactions. To minimize such currency gains or losses, the Fund may enter into forward foreign currency contracts.

The net U.S. dollar value of foreign currency underlying all contractual commitments held by the Fund on each day and the resulting net unrealized appreciation, depreciation and related net receivable or payable amounts are determined by using forward currency exchange rates supplied by a quotation service.

                                               MCBT GLOBAL EMERGING MARKETS FUND

--------------------------------------------------------------------------------
                                      NOTES TO FINANCIAL STATEMENTS (Continued)

FOREIGN CURRENCY TRANSLATIONS (CONTINUED) - Reported net realized gains and losses on foreign currency transactions represent net gains and losses from sales and maturities of forward currency contracts, disposition of foreign currencies, currency gains and losses realized between the trade and settlement dates on security transactions, and the difference between the amount of net investment income accrued and the U.S. dollar amount actually received. The effects of changes in foreign currency exchange rates on investments in securities are not segregated in the Statement of Operations from the effects of changes in market prices of those securities, and are included with the net realized and unrealized gain or loss on investment securities.

FORWARD FOREIGN CURRENCY CONTRACTS - A forward foreign currency contract ("Forward") is an agreement between two parties to buy and sell a currency at a set price on a future date. The market value of the Forward fluctuates with changes in currency exchange rates. The Forward is marked-to-market daily and the change in the market value is recorded by the Fund as an unrealized gain or loss. When the Forward is closed, the Fund records a realized gain or loss equal to the difference between the value at the time it was opened and the value at the time it was closed. The Fund could be exposed to risk if a counterparty is unable to meet the terms of the contract or if the value of the currency changes unfavorably. The Fund may enter into Forwards in connection with planned purchases and sales of securities, to hedge specific receivables or payables against changes in future exchange rates or to hedge the U.S. dollar value of portfolio securities denominated in a foreign currency.

EXPENSES - Expenses directly attributable to the Fund are charged to the Fund. Expenses not directly attributable to a Fund are either split evenly among the affected Funds, allocated on the basis of relative average net assets, or otherwise allocated among the Funds as the Board of Trustees may direct or approve. Certain costs incurred in connection with the organization of the Trust and each Fund have been deferred and are being amortized on a straight line basis over a five year period starting on each Fund's commencement of operations.

DISTRIBUTIONS TO SHAREHOLDERS - The Fund declares and distributes dividends from net investment income, if any, and distributes its net realized capital gains, if any, at least annually. All distributions will be reinvested in shares of the Fund at the net asset value unless the shareholder elects in the subscription agreement to receive cash. Income and capital gain distributions are determined in accordance with income tax regulations which may differ from generally accepted accounting principles. These differences are primarily due to differing treatments for passive foreign investment companies (PFIC's), foreign currency transactions, losses deferred due to wash sales, post October 31 losses and excise tax regulations. Permanent book and tax differences relating to shareholder distributions will result in reclassifications to paid-in-capital. Distributions are recorded on the ex-dividend date.

PURCHASES AND REDEMPTIONS OF FUND SHARES - There is a purchase premium for cash investments into the Fund of 1.00% of the amount invested and a redemption fee on cash redemptions of 1.00% of the amount redeemed. All purchase premiums and redemption fees are paid to and retained by the Fund and are recorded as paid-in-capital by the Fund. These fees are intended to offset brokerage and transaction costs arising in connection with the purchase and redemption. The purchase and redemption fees may be waived by the Manager, however, if these brokerage and transaction costs are minimal or in other circumstances at the Manager's discretion. For the period ended April 30, 1997, no purchase premiums or redemption fees were collected.

INCOME TAXES - Each Fund of the Trust is treated as a separate entity for U.S. federal income tax purposes. Each Fund intends to qualify each year as a regulated investment company under Subchapter M of the Internal Revenue Code of 1986, as amended. By so qualifying, the Funds will not be subject to federal income taxes to the extent that they distribute substantially all of their taxable income, including realized capital gains, for the fiscal year. In addition, by distributing substantially all of their net investment income, capital gains and certain other amounts, if any, during the calendar year, the Funds will not be subject to a federal excise tax.

The Fund may be subject to taxes imposed by countries in which it invests. Such taxes are generally based on income and/or capital gains earned or repatriated. Taxes are accrued and applied to net investment income, net realized gains and unrealized appreciation as such income and/or gains are earned.

                                               MCBT GLOBAL EMERGING MARKETS FUND

--------------------------------------------------------------------------------
                                       NOTES TO FINANCIAL STATEMENTS (Continued)

INCOME TAXES (CONTINUED) - The Fund intends to make an election under Internal Revenue Code Section 853 to pass through foreign taxes paid by the Fund to its shareholders. During the year ended April 30, 1997 the total amount of foreign taxes that will be passed through to the shareholders and the foreign source income for information reporting purposes will be $11,109 (of the total $23,102 taxes withheld) and $357,254, respectively.

ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and income and expenses at the date of the financial statements. Actual results could differ from these estimates.

NOTE C - AGREEMENTS AND FEES
The Fund has entered into a Management Contract with Martin Currie Inc. (the "Investment Manager"), a wholly owned subsidiary of Martin Currie Ltd. Under the Management Contract, the Fund pays the Investment Manager a quarterly management fee at the annual rate of 0.80% of the Fund's average net assets.

State Street Bank and Trust Company (the "Administrator") serves as administrator of the Fund. The Administrator performs certain administrative services for the Fund. The Fund pays the Administrator a fee at the rate of 0.08% of the Fund's average net assets up to $125 million, 0.06% of the next $125 million, and 0.04% of those assets in excess of $250 million, subject to certain minimum requirements, plus certain out of pocket costs. State Street Bank and Trust Company also receives fees and compensation of expenses for certain custodian and transfer agent services.

Trustees of the Trust who are not interested persons receive aggregate annual fees of $20,000.

NOTE D - INVESTMENT TRANSACTIONS
Purchases and proceeds from sales and maturities of investments, excluding short-term securities for the period ended April 30, 1997 were $49,493,848 and $5,684, respectively.

The identified cost of investments in securities and repurchase agreements owned for federal income tax purposes and their respective gross unrealized appreciation and depreciation at April 30, 1997 were as follows:



                              IDENTIFIED                       GROSS UNREALIZED                 NET UNREALIZED
                                COST                   APPRECIATION         (DEPRECIATION)       DEPRECIATION
                            ------------              --------------        --------------      --------------
                            $ 50,545,898              $ 2,157,214           $ (2,839,664)       $ (682,450)



NOTE E - PRINCIPAL SHAREHOLDERS
As of April 30, 1997, 100% of the Fund's outstanding shares were held by one shareholder.

NOTE F - CONCENTRATION OF RISK
The Fund will invest extensively in foreign securities (i.e., those which are not listed on a United States securities exchange). Investing in foreign securities involves risks not typically found in investing in U.S. markets. These include risks of adverse change in foreign economic, political, regulatory and other conditions, and changes in currency exchange rates, exchange control regulations (including currency blockage), expropriation of assets or nationalization, imposition of withholding taxes on dividend or interest payments and capital gains, and possible difficulty in obtaining and enforcing judgments against foreign entities. Furthermore, issuers of foreign securities are subject to different, and often less comprehensive, accounting, reporting and disclosure requirements than domestic issuers. The securities of some foreign companies and foreign securities markets are less liquid and at times more volatile than securities of comparable U.S. companies and U.S. securities markets.

                                               MCBT GLOBAL EMERGING MARKETS FUND

--------------------------------------------------------------------------------
                                       NOTES TO FINANCIAL STATEMENTS (Continued)

CONCENTRATION OF RISK (CONTINUED) - The risks of investing in foreign securities may be heightened in the case of investments in emerging markets or countries with limited or developing capital markets. Security prices in emerging markets can be significantly more volatile than in the more developed nations of the world, reflecting the greater uncertainties of investing in less established markets and economies. In particular, countries with emerging markets may have relatively unstable governments, present the risk of nationalization, restrictions on foreign ownership, imposition of witholding taxes on dividend or interest payments and capital gains, or prohibitions on repatriation of assets, and may have less protection for property rights than more developed countries. Political change or instability may adversely affect the economies and securities markets of such countries.

                           REPORT OF INDEPENDENT ACCOUNTANTS



To the Trustees and Shareholders of the
Martin Currie Business Trust - Global Emerging Markets

In our opinion, the accompanying statement of assets and liabilities, including the schedule of investments, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of the Global Emerging Markets Fund (the "Fund") at April 30, 1997, and the results of its operations, the changes in its net assets and the financial highlights for the period from February 14, 1997 (commencement of operations) through April 30, 1997, in conformity with generally accepted accounting principles. These financial statements and the financial highlights (hereafter referred to as "financial statements") are the responsibility of the Fund's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these financial statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit, which included confirmation of securities at April 30, 1997 by correspondence with the custodian, provides a reasonable basis for the opinion expressed above.



Price Waterhouse LLP
Boston, Massachusetts
June 17, 1997

                            MARTIN CURRIE BUSINESS TRUST

                              ------------------------

                               TRUSTEES  AND OFFICERS

                    C. James P. Dawnay, TRUSTEE AND PRESIDENT *
                              Simon D. Eccles, TRUSTEE
                           Patrick R. Wilmerding, TRUSTEE
                  W. Stewart Coghill, VICE PRESIDENT AND TREASURER
                          J. Grant Wilson, VICE PRESIDENT
                           Julian M.C. Livingston, CLERK

                                * INTERESTED TRUSTEE

                              ------------------------


                                 INVESTMENT MANAGER

                                Martin Currie, Inc.
                                   Saltire Court
                                 20 Castle Terrace
                                 Edinburgh EH1 2ES
                                      Scotland
                                011-44-131-229-5252

                                 Regulated by IMRO

                     Registered Investment Adviser with the SEC
                              -----------------------

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The information contained in this report is intended for general informational purposes only. This report is not authorized for distribution to prospective investors unless preceded or accompanied by a current Private Placement Memorandum which contains important information concerning the Fund and its current offering of shares.
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